Filed by F.N.B. Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Howard Bancorp, Inc.

Commission File No.: 001-35489

Date: July 13, 2021

This filing relates to the proposed merger of Howard Bancorp, Inc. with F.N.B. Corporation, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 12, 2021

The following was published in an internal employee newsletter called the Vault at F.N.B. Corporation on July 13, 2021

Page title: FNB to Acquire Howard Bancorp, Inc.

Page summary: A special merger message from Vincent J. Delie, Jr., Chairman, President and CEO

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As announced earlier today (click here to view press release [previously filed, intentionally omitted herein]), FNB’s acquisition of Howard Bancorp, Inc., the holding company and parent of Howard Bank, will strengthen our Company’s presence in the Baltimore and Washington, D.C., regions and result in FNB having more than $41 billion in total assets on a pro forma basis. We are very excited about welcoming new Howard team members, customers and communities to the FNB family.

As a successful merger integrator with 20 bank and branch acquisitions completed since 2000, FNB employs a consistent merger strategy with a disciplined decision-making process. Our Company strives to ensure that transactions are strategically sound, will result in growth for our Company, are positioned in strategically important markets and will enable successful implementation of our sustainable business model.

There are many compelling reasons why this partnership with Howard Bancorp, Inc. makes sense for FNB. Howard, which was founded in 2004 in Baltimore, MD, and has approximately $2.6 billion in total assets, operates 13 full-service banking offices in Baltimore and the greater Washington, D.C., area.

This merger will solidify our presence in the Baltimore and greater Washington, D.C., market and strengthen our franchise in our Mid-Atlantic Region with a combined sixth largest deposit share in the Baltimore market, complementary suite of commercial and retail products, and shared commitment to client and community service. In addition, this transaction will drive positive operating leverage through organic growth of middle market commercial and industrial business, consumer banking and fee income as well as focused expense reductions.

I am proud of our proven history of merger successes, which would not have been possible without the expertise and commitment demonstrated by both our support teams and front-line employees. As we embark on this merger, I am confident that the experience and dedication that defines our FNB team will ensure a seamless transition for both customers and employees of Howard Bancorp, Inc.

Merger Communications: What You Need to Know

Following the merger announcement, our goal is to create a streamlined, efficient implementation process. Part of that process entails frequent communications with both FNB and Howard team members so that you are aware of what is happening and can accurately communicate to your customers.

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Customers: It is critical that we effectively manage all customer interactions — in person, by phone or in writing — in a consistent and confident manner to help assure those customers who may become unsettled about this change. Every communication to a Howard Bank customer must be reviewed and approved by a central merger communications team ensuring that customers do not receive duplicative or conflicting information.

•	Employees: Please continue to check The Vault for additional for important merger-related updates and information.

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Media: You may receive requests for information regarding this announcement from local media. To ensure a timely, consistent and accurate response to these requests, please refer all media calls to Jennifer Reel, Director of Corporate Communications, at reel@fnb-corp.com, 724-983-4856 (office) or 724-699-6389 (cell).

Cautionary Statement Regarding Forward-Looking Information

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements about the outlook and expectations of FNB and Howard with respect to their planned merger, the strategic benefits and financial benefits of the merger (including anticipated accretion to earnings per share and other metrics) and the timing of the closing of the transaction.

Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances. Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statements are subject. The forward-looking statements in this communication pertain only to the date hereof, and FNB and Howard disclaim any obligation to update or revise any forward-looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that are anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements.

Forward-looking statements contained in this communication are subject to, among others, the following risks, uncertainties and assumptions:

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The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas

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Completion of the transaction is dependent on the satisfaction of customary closing conditions, including approval by Howard stockholders, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point;

•	The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

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Completion of the transaction is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the merger transaction;

•	Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	The outcome of any legal proceedings that may be instituted against FNB or Howard;

•	Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger;

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Unanticipated challenges or delays in the integration of Howard’s business into FNB’s and or the conversion of Howard’s technology systems and customer data may significantly increase the expense associated with the transaction; and

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Other factors that may affect future results of FNB and Howard including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These forward-looking statements are also subject to the principal risks and uncertainties applicable to FNB’s and Howard’s respective businesses and activities generally that are disclosed in FNB’s 2020 Annual Report on Form 10-K and in other documents FNB files with the SEC, and in Howard’s 2020 Annual Report on Form 10-K and in other documents Howard files with the SEC. FNB’s and Howard’s SEC filings are accessible on the SEC website at www.sec.gov.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between FNB and Howard. In connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to Howard’s stockholders in connection with the merger. The registration statement will include a proxy statement of Howard and a prospectus of FNB, as well as other relevant documents concerning the proposed transaction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents FNB and Howard have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, FNB Corporation, One North Shore Center, Pittsburgh, PA, 15212, telephone: (724) 983-3317; and may obtain free copies of the documents Howard has filed with the SEC by contacting Joseph Howard, Chief Legal Officer, Howard Bancorp, Inc., 3301 Boston Street, Baltimore, MD 21224, telephone: (443) 573-2664.

Participants in the Solicitation

FNB and Howard and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Howard’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 26, 2021 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Howard’s directors and executive officers is contained in Howard’s Proxy Statement on Schedule 14A, dated April 13, 2021, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.